RESIGNATION AS OFFICER

TO: **BLACKSTONE LAKE MINERALS INC. (the "Corporation")**

FROM: **RUDOLF MAUER**

I, **RUDOLF MAUER**, hereby resign as the Chief Executive Officer, Chief Financial Officer and President of the Corporation.

My resignation is a result of the Corporation's inability to pay my management consultant fees as set out in my Management Consultant Agreement with the Corporation dated March 1, 2008.

I acknowledge to the Corporation that my resignation as an officer of the Corporation is not due to, and has not been caused by, in whole or in part, any disagreement with the Corporation, whether related to the Corporation's operations, policies, practices or otherwise.

Dated effective the 20th day of August, 2008.

Dr. Rudolf Mauer

RUDOLF MAUER